ITEM 1

FOR IMMEDIATE RELEASE

Eagleford Energy Drills Eagle Ford Horizontal Well

Toronto, November 23, 2010 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that its wholly owned subsidiary, Dyami Energy LLC, a Texas company, (“Dyami”) has successfully drilled the Mathews/Dyami #1-H, an initial Eagle Ford shale test well, on its 85% working interest (69% after payout) Matthews Lease comprising 2,629 acres of land in Zavala County, Texas.

The well was drilled, by Dawsey Operating LLC to a total measured depth of 8,500 feet, of which over 5100 feet was vertical depth into the Buda formation, directly below the Eagle Ford shale.  The well was whipstocked at the top of the Austin Chalk formation, found directly above the Eagle Ford formation, and drilled with an 800 foot curve into the Eagle Ford shale.  Drilling continued horizontally such that the well bore was extended 3300 feet through the Eagle Ford formation.  A shot point sleeve from Baker Hughes (NYSE: BHI) was installed to protect the well bore and facilitate a multi stage frac.

The well was logged extensively and 36 sidewall cores were taken from 4 key formations in descending order, the San Miguel, the Austin Chalk, the Eagle Ford and the Buda. The logs are being interpreted by Weatherford International Ltd. (NASDAQ: WFT) and the sidewall cores have been sent for analysis by Core Laboratories (NYSE: CLB) and Weatherford. The Company is awaiting the reports to conclude a detailed frac design and completion plan.

Eric Johnson, VP Operations at Dyami Energy LLC, the Texas based operating subsidiary of Eagleford Energy, stated, “Dawsey Operating did an excellent job of getting this well down within our cost expectations. Now, subject to an extensive analysis of the reports from Weatherford and Core Labs, we plan to capture a good portion of the reservoir’s production potential by applying 15-stage fracture stimulation through the Baker Hughes shot point sleeve and into the heart of the lower Eagle Ford Shale formation.  Throughout the play, fracing successes have been reported targeting the lower section of the Eagle Ford shale.”

The Company’s Matthews Lease in Zavala County is situated adjacent to the Redhawk land block under development by Petrohawk Energy Corporation (NYSE: HK).   Zavala County, Texas and is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system. This area is often referred to as the oil window of the present Eagle Ford shale play.

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. There are approximately 30.9 million shares issued and outstanding in the capital of the Company.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.